Exhibit 99.17
Notice to ASX and LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Dividend Reinvestment

18 April 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Rio Tinto Employee Vested Share Account (VSA) dividend reinvestment plan

Rio Tinto plc ordinary shares of 10p each (‘shares’) and Rio Tinto Limited ordinary shares (‘shares’) held in a VSA are subject to a dividend reinvestment plan whereby cash dividends are used to buy Rio Tinto plc or Rio Tinto Limited shares in the market.

On 18 April 2018 the following PDMRs/KMP acquired shares in Rio Tinto plc under a dividend reinvestment plan, on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	447.33995	37.405268
Rio Tinto plc shares	Barrios, Alfredo	259.54849	37.405268
Rio Tinto plc shares	Jacques, Jean-Sébastien	1,438.34769	37.405268
Rio Tinto plc shares	Kirikova, Vera	81.92779	37.405268
Rio Tinto plc shares	Lynch, Christopher	1,743.03713	37.405268
Rio Tinto plc shares	McIntosh, Stephen	27.81937	37.405268
Rio Tinto plc shares	Niven, Simone	78.31546	37.405268

On 18 April 2018 the following PDMRs/KMP acquired shares in Rio Tinto Limited under a dividend reinvestment plan, on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Farrell, Joanne	194.42015	78.21
Rio Tinto Limited shares	McIntosh, Stephen	274.37731	78.21
Rio Tinto Limited shares	Salisbury, Christopher	89.97967	78.21
Rio Tinto Limited shares	Soirat, Arnaud	485.30891	78.21
Rio Tinto Limited shares	Trott, Simon	125.29152	78.21

UK Share Plan (UKSP) dividend reinvestment plan

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares).  Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to a dividend reinvestment plan whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 18 April 2018 the following PDMRs/KMP acquired shares in Rio Tinto plc under a dividend reinvestment plan, on shares held in a UKSP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Jacques, Jean-Sébastien	52	37.405268
Rio Tinto plc shares	Kirikova, Vera	10	37.405268
Rio Tinto plc shares	Lynch, Christopher	20	37.405268
Rio Tinto plc shares	McIntosh, Stephen	26	37.405268
Rio Tinto plc shares	Niven, Simone	25	37.405268
Rio Tinto plc shares	Soirat, Arnaud	2	37.405268

Global Employee Share Plan (GESP) dividend reinvestment plan

Under the GESP employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares or ADRs free of charge, conditional upon satisfying the terms of the GESP.

Rio Tinto plc shares and ADRs, and Rio Tinto Limited shares held in the GESP are subject to a dividend reinvestment plan whereby cash dividends are used to buy Rio Tinto plc shares and ADRs and Rio Tinto Limited shares in the market under the terms of the GESP.

On 18 April 2018 the following PDMRs/KMP acquired Rio Tinto plc shares under a dividend reinvestment plan, on shares held in the GESP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	5.5366	37.405268
Rio Tinto plc shares	Barrios, Alfredo	13.4598	37.405268
Rio Tinto plc shares	Jacques, Jean-Sébastien	12.4701	37.405268
Rio Tinto plc shares	Kirikova, Vera	5.8184	37.405268
Rio Tinto plc shares	Lynch, Christopher	0.7948	37.405268

On 18 April 2018 the following PDMRs/KMP acquired Rio Tinto Limited shares under a dividend reinvestment plan, on shares held in the GESP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Farrell, Joanne	15.6763	78.21
Rio Tinto Limited shares	McIntosh, Stephen	19.6378	78.21
Rio Tinto Limited shares	Trott, Simon	22.332	78.21

Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans

Rio Tinto plc and Rio Tinto Limited offer a dividend reinvestment plan that gives shareholders the opportunity to use their cash dividends to buy Rio Tinto plc or Rio Tinto Limited shares respectively, in the market.

On 18 April 2018 the following PDMRs/KMP acquired ordinary shares in Rio Tinto plc under a dividend reinvestment plan.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Farrell, Joanne	102	37.405268

On 18 April 2018 the following PDMRs/KMP acquired ordinary shares in Rio Tinto Limited under a dividend reinvestment plan.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Farrell, Joanne	719	78.21

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404